UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 5 through November 6, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                         Progress on share repurchase program KPN, dated November 5, 2007;

•                                         KPN announces Eurobond, dated November 6, 2007;

•                                         KPN controls 97.6% of the ordinary shares in Getronics, dated November 6. 2007.

Press release

Progress on share repurchase program KPN	Date 5 November 2007

Number
076pe

Further to the share repurchase program announced on 3 September 2007, KPN announces that, during the week of 29 October to 2 November 2007, it has repurchased 3,455,000 KPN ordinary shares at an average price of EUR 12.86. To date, approximately 54% of the repurchase program has been completed. The repurchase program that started on 3 September 2007 will run through 31 December 2007.

Press release

KPN announces Eurobond	Date 6 November 2007

Number
077pe

KPN announces its intention to issue a benchmark Eurobond under its Global Medium Term Note programme. The proceeds of this bond will be used to redeem the drawdowns on the credit facilities and for general corporate purposes. KPN intends to issue this bond in EUROs.

In the interest of maintaining flexibility to invest in and grow KPN’s business and to maximize returns to shareholders whilst protecting the interest of bondholders, KPN targets an optimum capital structure as set out in its financial framework which involves a net debt to EBITDA(1) ratio within the range of 2 to 2.5 times. Furthermore, KPN intends to maintain a minimum credit rating of Baa2 (Moody’s) and BBB (S&P).

KPN’s net debt amounted to EUR 10.0 bn whilst the net debt to EBITDA ratio stood at 2.1x by the end of Q3. KPN has a credit rating of BBB+ with a negative outlook by S&P and Baa2 with a stable outlook by Moody’s.

Citi, ING and RBS have been appointed to act as joint book runners for this transaction.

(1)  12 months rolling average excluding book gains and restructuring costs, both over EUR 20 mn

This is a joint press release of KPN ICT Services B.V. and Getronics N.V. which is required pursuant to the provisions of article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree 1995 (Besluit toezicht effectenverkeer 1995). This press release is not for release, distribution or publication, in whole or in part, in or into the United States of America, Canada, Australia, Japan and Italy. The offers for ordinary shares and convertible bonds of Getronics N.V. are not made in or into the United States of America, Canada, Australia, Japan and Italy.

The Hague, Amsterdam, 6 November 2007

KPN controls 97.6% of the ordinary shares in Getronics

Following the press releases of 30 July 2007, 29 August 2007, 11 September 2007, 8 October 2007, 15 October 2007 and 23 October 2007 KPN ICT Services B.V. (the “Offeror”), a directly wholly owned subsidiary of Royal KPN N.V. (“KPN”), and Getronics N.V. (“Getronics”) jointly announce the result of the post acceptance period which ended at 15:00 hours, Amsterdam time, on 5 November 2007, for the recommended public offers for all the issued and outstanding ordinary shares (“Shares”) in the share capital of Getronics (“Offer I”) and for all outstanding unsubordinated convertible bonds 2008 (ISIN:NL0000113777, “2008 Bonds”), all senior unsecured convertible bonds 2010 (ISIN:XS0231573147, “2010 Bonds”) and all senior unsecured convertible bonds 2014 (ISIN:XS0279778558, “2014 Bonds” together with the 2008 Bonds and the 2010 Bonds, “Bonds”) in the capital of Getronics (respectively “Offer II”, “Offer III”, “Offer IV”, and together with Offer I “Offers”).

During the post acceptance period, 6,148,850 Shares, equal to 4.2% of the total number of Shares, 44 2008 Bonds, equal to 0.4% of the total number of 2008 Bonds, and 5 2010 Bonds, equal to 0.2% of the 2010 Bonds, have been tendered for acceptance under the Offers. Together with the Shares tendered and accepted during the initial tender period, conversion of the cumulative preference shares into Shares and the Shares acquired in ordinary stock exchange trading on Euronext Amsterdam until 5 November 2007, the Offeror holds 97.6% of the Shares, 99.2% of the 2008 Bonds, 99.3% of the 2010 Bonds and 100% of the 2014 Bonds.

Settlement

With reference to the offer memorandum dated 11 September 2007 (the “Offer Memorandum”) and the press releases dated 11 September 2007, 15 October 2007 and 23 October 2007, holders of Shares (“Shareholders”) who accepted Offer I shall receive an amount in cash equal to EUR 6.25 per Share, inclusive of any dividend payable for the financial year 2007 (“Offer Price I”), for each Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) on the terms and subject to the conditions and restrictions of the Offers as described in the Offer Memorandum on 12 November 2007 (the “Settlement Date”). On the Settlement Date, holders of Bonds (“Bondholders”) who accepted Offer II shall receive an amount in cash equal to EUR 1,040 per 2008 Bond (“Offer Price II”) and no accrued interest given that the coupon is paid on 5 November 2007. Bondholders who accepted Offer III or Offer IV shall

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receive an amount in cash equal EUR 50,500 per 2010 Bond (“Offer Price III”) and EUR 52,500 per 2014 Bond (“Offer Price IV”) plus accrued interest up to the initial settlement date (22 October 2007), for each Bond validly tendered and delivered (geleverd) on the terms and subject to the conditions and restrictions of the Offers as described in the Offer Memorandum. Admitted institutions of Euronext Amsterdam (“Admitted Institutions”) and admitted institutions of the Luxembourg Stock Exchange (“Direct Participants”) are advised to deliver the Shares and Bonds tendered (via the relevant clearing system, if relevant) to ING Wholesale Banking Securities Services, department Paying Agency Services (BV 06.01), Van Heenvlietlaan 220, 1083 CN Amsterdam, the Netherlands (“the Exchange Agent”). In order to receive payment for the tendered Shares and Bonds on the Settlement Date, Admitted Institutions and Direct Participants must deliver the tendered Shares and Bonds not later than 15:00 hours, Amsterdam time, on the Settlement Date.

Delisting of Shares and Bonds, squeeze-out procedure and other consequences of the Offers

As soon as legally possible, the Offeror intends to terminate the listing and trading of the Shares on Euronext Amsterdam N.V.’s Eurolist by NYSE Euronext (“Euronext Amsterdam”) after consultation with Euronext Amsterdam in accordance with the applicable de-listing rules. Shareholders who have not tendered their Shares risk holding de-listed and therewith thinly traded Shares and as such illiquid securities.

The Offeror intends to initiate a squeeze-out procedure as referred to in article 2:92a of the Dutch Civil Code in order to acquire all Shares not held by the Offeror following the post acceptance period, or to take any other legally possible steps to terminate the listing and/or acquire Shares that were not tendered under Offer I, including, but not limited to, effecting a legal merger and/or entering into an asset sale transaction or any other legal measure, as set out in the Offer Memorandum.

The Offeror further intends to terminate the listing of the 2008 Bonds on Euronext Amsterdam and the listing of the 2010 Bonds and the 2014 Bonds on Luxembourg Stock Exchange as soon as legally possible, and subsequently cancel all Bonds.

For further information about Getronics and the Offers reference is made to the website www.getronics.com. For the Offer Memorandum reference is also made to the website www.kpn.com/ir. These websites do not constitute a part of the Offer Memorandum.

This announcement will also be published in Dutch. In the event of any inconsistencies between the English and Dutch versions of this announcement, the English version will prevail.

About KPN

KPN is the leading provider of telecommunications services in the Netherlands, serving customers with wireline and wireless telephony-, internet- and TV services. To business customers, KPN delivers voice-, internet- and data services as well as fully-managed, outsourced ICT solutions. Both nationally and internationally, KPN provides Wholesale network services to third parties, including operators and service providers. In Germany and Belgium, KPN pursues a multi-brand strategy with its mobile operations, and serves multiple customer segments in consumer as well as business markets.

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At September 30, 2007, KPN served 5.5 million wireline voice subscribers, 9.1 million mobile customers, 2.6 million Internet customers and 0.4 million TV customers in the Netherlands as well as 16.8 million mobile customers in Germany and Belgium. With 27,155 individuals (24,890 FTEs), KPN posted revenues of EUR 8.9bn, with an EBITDA of EUR 3.7bn in the period January - September 2007. KPN was incorporated in 1989 and is listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

About Getronics

With some 24,000 employees in 25 countries and revenues of EUR 2.6 billion in 2006, Getronics is a leading international provider of Information and Communication Technology (ICT) services and solutions.

Applying its expertise in workspace management, applications, and consulting and transformation services, Getronics helps organisations raise their performance and increase the productivity of their people, by providing them with the ability to share information and to work together efficiently, securely and effectively, wherever and whenever they need.

Getronics headquarters are in Amsterdam. The Ordinary Shares and Bonds 2008 are listed on Eurolist by Euronext Amsterdam and the Bonds 2010 and Bonds 2014 are listed on the official list of the Luxembourg Stock Exchange. For further information about Getronics, visit www.Getronics.com.

Offer Memorandum

Copies of the Offer Memorandum and related documents are available free of charge at the headquarters of Getronics:

Getronics N.V.
Rembrandt Tower – Amstelplein 1
1096 HA Amsterdam
The Netherlands

Tel: +31 (0)20 586 1412
Fax: +31 (0)20 586 1568
E-mail: media@getronics.com
www.getronics.com

as well as the offices of ING Corporate Finance:

ING Corporate Finance
Foppingadreef 7
1102 BD Amsterdam Z-O
The Netherlands

Tel: +31 (0)20 563 8521
Fax: +31 (0)20 563 8503
E-maill: cfprospectus@ingcf.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: November 7, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel